UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
Roadzen Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G7606H 108
(CUSIP Number)
Avacara Pte Ltd. 14 Robinson Road, #12-01/02, Far East Finance Building Singapore, 048545 Attention: Rohan Malhotra +1 (412) 721-2145
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 20, 2023 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d- 1(f), or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7606H 108

1	NAMES OF REPORTING PERSONS Avacara Pte. Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER:	0
		8	SHARED VOTING POWER:	17,138,213
		9	SOLE DISPOSITIVE POWER:	0
		10	SHARED DISPOSITIVE POWER:	17,138,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,138,213 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
25.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

(1) Based on 68,440,829 ordinary shares of the Issuer outstanding as of September 20, 2023, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on September 26, 2023.

CUSIP No. G7606H 108

1	NAMES OF REPORTING PERSONS Rohan Malhotra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER:	811,189
		8	SHARED VOTING POWER:	17,138,213
		9	SOLE DISPOSITIVE POWER:	811,189
		10	SHARED DISPOSITIVE POWER:	17,138,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	17,949,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
	26.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)
Based on 68,440,829 ordinary shares of the Issuer outstanding as of September 20, 2023, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on September 26, 2023.

Schedule 13D

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Roadzen Inc. (the “Issuer”), a British Virgin Islands business company. The address of the Issuer’s principal executive office is 111 Anza Blvd., Suite 109, Burlingame, CA 94010.

ITEM 2. IDENTITY AND BACKGROUND

(a)
This Schedule 13D is filed by Rohan Malhotra and Avacara Pte. Ltd (“Avacara”) (each a “Reporting Person” and together, the “Reporting Persons”).

(b)
The business address of Mr. Malhotra is c/o Roadzen Inc., 111 Anza Blvd., Suite 109, Burlingame, CA 94010, and the business address of Avacara is 14 Robinson Road, #12-01/02 Far East Finance Building, Singapore 048545.

(c)
The principal business of Mr. Malhotra is serving as the Chief Executive Officer and as a member of the board of directors of the Issuer. Mr. Malhotra also serves as the majority shareholder of Avacara and, as managing director of Avacara, has the power to vote and power to direct the voting of Avacara’s shareholding on behalf of Avacara. The principal business of Avacara is investing in start-up companies.

(d)
During the last five years, each Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, each Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Mr. Malhotra is a citizen of India and Avacara’s jurisdiction of incorporation is Singapore.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 20, 2023 (the “Closing Date”), Vahanna Tech Edge Acquisition I Corp., a British Virgin Islands business company (“Vahanna”), Roadzen, Inc., a Delaware corporation (“Roadzen”), and Vahanna Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Vahanna (“Merger Sub”), consummated a business combination (the “Business Combination”) pursuant to an Agreement and Plan of Merger, dated February 10, 2023 (the “Initial Merger Agreement”), by and among Vahanna, Roadzen and Merger Sub, as amended by the First Amendment to the Agreement and Plan of Merger, dated June 29, 2023 (the “Merger Agreement Amendment” and the Initial Merger Agreement as amended thereby, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Roadzen, with Roadzen surviving the merger as a wholly owned subsidiary of Vahanna (the “Merger,” and together with the other transactions contemplated by the Merger Agreement and the other agreements contemplated thereby, the “Business Combination”). In connection with the consummation of the Business Combination (the “Closing”), Vahanna changed its name to “Roadzen Inc.” (and is referred to herein as the Issuer).

In connection with the Closing,and pursuant to the terms of the Merger Agreement, among other things, each share of common stock of Roadzen (“Roadzen Common Stock”) issued and outstanding immediately prior to the Closing was converted into the right to receive 27.21 Ordinary Shares of Roadzen.

In connection with the Closing, Mr. Malhotra received 811,189 Ordinary Shares in exchange for his shares of Roadzen Common Stock, 45,854 of which are held indirectly through RM Securities LLC, and Avacara received 17,138,213 Ordinary Shares in exchange for its shares of Roadzen Common Stock. Mr. Malhotra is the sole member of RM

Securities LLC.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Initial Merger Agreement, which is attached hereto as Exhibit

7.2 and is incorporated herein by reference, and the full text of the Merger Agreement Amendment, which is attached hereto as Exhibit 7.3 and is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference. All of the Ordinary Shares beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Business Combination.

Each Reporting Person may, directly or through one or more affiliates, from time to time or at any time, acquire or seek to acquire additional Ordinary Shares either in the open market or in private transactions, or dispose of or seek to dispose of all or a portion of such Ordinary Shares now owned or hereafter acquired. In addition, the Reporting Person may, directly or through one or more affiliates, from time to time or at any time, (i) engage in discussions with or make proposals to the Board of Directors (the “Board”) of the Issuer, other shareholders of the Issuer, and/or other third parties, or (ii) encourage, cause or seek to cause the Issuer or any of such persons:to consider or explore extraordinary corporate transactions involving the Issuer, including, among other things, a merger, reorganization, consolidation or other take-private transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; joint ventures; changes to the Issuer’s capitalization or dividend policy; or other material changes to the Issuer’s business or capital or governance structure. Any action or actions the Reporting Person may undertake with respect to his investment in the Issuer will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the Issuer’s business, prospects, and/or financial condition, the market for the Ordinary Shares, general economic conditions, regulatory matters,tax considerations, debt and/or stock market conditions, other opportunities available to the Reporting Person, and other factors and future developments.

Mr. Malhotra, in his capacity as Chief Executive Officer and as a member of the Board of the Issuer, may be entitled to receive cash compensation and equity compensation, including share options or other equity awards, pursuant to the Issuer’s 2023 Omnibus Incentive Plan (the “2023 Omnibus Incentive Plan”), filed as Exhibit 7.4 to this Schedule 13D and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a)
See Rows (11) and (13) of the cover pages to this Schedule 13D. The percentage used in Row (13) of the cover pages to this Schedule 13D is calculated based upon 68,440,829 Ordinary Shares outstanding after the Business Combination.
b)
See Rows (7) through (10) of the cover pages to this Schedule 13D.

c)
Other than as disclosed in this Schedule 13D, each Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.
d)
No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares held by each Reporting Person, respectively.
e)
Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On the Closing Date, in connection with the Closing, the Issuer entered into a Lock-up Agreement (the “Lock-up Agreement”), a form of which is attached hereto as Exhibit 7.5 and is incorporated herein by reference, with each of the Reporting Persons. Pursuant to the Lock-up Agreement, each Reporting Person agreed, subject to certain customary exceptions, that during the period that is the earlier of (x) the twelve (12) month anniversary of the date of the closing of the Business Combination, (y) the last date in which the closing price of the Issuer equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30- trading day period commencing at least 150 days after the closing of the Business Combination, and (z) the date after the closing of the Business Combination on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization, tender or exchange offer as the first step of a two-step transaction, or other similar transaction that results in all of Issuer’s shareholders having the right to exchange their equity holdings in the Issuer for cash, securities or other property, not to dispose of, directly or indirectly, any Ordinary Shares subject to the Lock-up Agreement, or take other related actions with respect to such shares. The Ordinary Shares subject to the Lock-up Agreement include all such shares held by the Reporting Person.

On the Closing Date, in connection with the Closing, the Issuer entered into an Indemnification Agreement with each member of the Board and several officers (collectively, the “Indemnification Agreements”), including Mr. Malhotra, a form of which is attached hereto as Exhibit 7 and is incorporated herein by reference. The Indemnification Agreements require the Issuer to indemnify the members of the Board and officers for certain expenses,including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services to the Issuer or any other company or enterprise to which the person provides services at the Issuer’s request.

The foregoing descriptions of the Lock-up Agreement and the Indemnification Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as Exhibit 7.5 and Exhibit 7.6, respectively.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No	Description
7.1	Joint Filing Agreement, dated September 28, 2023, by and among the Reporting Persons (filed herewith).
7.2

Agreement and Plan of Merger, dated as of February 10, 2023 (incorporated by reference to Exhibit 2.1 to Vahanna Tech Edge Acquisition I Corp.’s Registration Statement on Form S-4 (File No. 333- 269747), filed with the Securities and Exchange Commission on February 14, 2023).

7.3

Amendment to the Agreement and Plan of Merger, dated as of June 29, 2023 (incorporated by reference to Exhibit 2.1 to Vahanna Tech Edge Acquisition I Corp.’s Current Report on Form 8-K (File No. 001-41094), filed with the Securities and Exchange Commission on June 30, 2023)

7.4

Form of 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.8 to the Issuer’s 8- K (File No. 001-41094), filed with the Securities and Exchange Commission on September 26, 2023), filed with the Securities and Exchange Commission on June 30, 2023).

7.5

Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.8 to Vahanna Tech Edge Acquisition I Corp.’s Registration Statement on Form S-4 (File No. 333-269747), filed with the Securities and Exchange Commission on February 14, 2023)

7.6	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Issuer’s 8-K (File No. 001-41094 ), filed with the Securities and Exchange Commission on September 26, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

For Avacara Pte. Ltd

Date: September 28, 2023 /s/ Rohan Malhotra

By: Rohan Malhotra

Title: Managing Director

Date: September 28, 2023 /s/ Rohan Malhotra

Rohan Malhotra